Filed by Comcast Corporation
(Commission File No.: 001-32871)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(b)
of the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.

Commission File No. for Registration Statement
on Form S-4 filed by Comcast Corporation: 333-194698

The following third-party letters were made available on Comcast’s website:

Tom Wheeler
Chairman
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

RE: MB Docket No. 14‐57

Dear Chairman Wheeler,

I am the Chief Marketing Officer of Chariot Solutions, a custom software development firm located outside of Philadelphia. I am also the founder of TechGirlz.org, a non‐profit dedicated to helping more middle school girls embrace a tech‐based career. I work with Comcast through both companies.

I am writing to lend my support for the Comcast‐Time Warner Cable deal. Chariot has been working with Comcast to create cutting edge technologies to enhance Comcast’s customers viewing experience and product offerings. Comcast has also been a huge presence in growing the number of experienced software developers and IT professionals in the Philadelphia region.

From a community standpoint, Comcast has made a commitment to bring more women into the technology field. TechGirlz and Comcast will be pioneering a new program in the Philadelphia school system in 2015. This program will have far reaching implications to other schools and young women in future years. I would not be able to increase TechGirlz impact without their support, which is not just economic, but also uses their large information technology staff.

Allowing Comcast and Time Warner Cable to grow will give other parts of the country access to these expanded services, whether they are consumer based or community service based.

I hope you will act favorably to this deal.

Sincerely,

Tracey Welson‐Rossman
CMO, Chariot Solutions
Founder, TechGirlz.org

September 23, 2014

Tom Wheeler
Chairman
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

RE: MB Docket No. 14-57

Dear Chairman Wheeler:

On behalf of Colorado Concern, an exclusive alliance of more than 100 top executives in Colorado with a common interest in enhancing and protecting the Centennial State's business climate, I write to voice our organization's support for the proposed merger between Comcast and Time Warner Cable.

The FCC's consideration should take into account the benefits this deal will deliver in the business services market, which is critical in terms of leveraging the power of broadband to create economic growth, increase productivity, and generate jobs. Comcast's history of innovation and investment in leading-edge technology is well known, and the proposed merger will enable the combined company to realize efficiencies and economies of scale, and enhance its business service offerings, across that larger footprint.  The merger thus will make Comcast  a stronger competitor for small- and medium-sized enterprise customers, as well as for regional businesses, and thus will allow it to better challenge existing providers in the business market.

As the FCC reviews the proposed transaction, please do not to overlook the beneficial effects of this merger on competition in the business services market. I urge you to approve the proposed Comcast-Time Warner Cable transaction.

Sincerely,

/s/ Tamra J. Ward
Tamra J. Ward
President and CEO

September 22, 2014

Federal Communications Commission
445 12th Street SW
Washington, DC 20554

I am the President & CEO of the Frederick County Chamber of Commerce, and I write to convey our support for Comcast's acquisition of Time Warner Cable. Our Chamber has been a satisfied customer of Comcast Business for five years, and we often recommend Comcast Business as a service option to our many members. As Frederick County's business environment expands and grows stronger, it is important for local businesses to have truly competitive choices among service providers, and Comcast certainly offers robust competition. The proposed merger with Time Warner Cable can only make Comcast's already high-quality voice, video, and broadband services even stronger.

The Frederick Chamber is a 1,000+ member organization that seeks to ensure the economic and social vitality of Frederick County. Access to top-flight communications technology is among our members' interests. For example, we host an annual Business Expo that this year will feature a tech-oriented trade show, and we also produce a New Media & Technology Conference each year that features educational sessions for members wishing to learn more about the latest social media and new marketing technologies.

Our Chamber also is grateful for Comcast's strong and consistent support for the communities in which our members live and work and for our organization. A local Comcast executive currently serves as the Chairman of our Board. As we see it, local businesses and local communities in more areas of the country would enjoy the benefits of having Comcast as a service provider. We therefore urge you to approve its merger with Time Warner Cable.

Sincerely,

/s/ Elizabeth Cromwell
Elizabeth Cromwell
President & CEO

September 23, 2014

Tom Wheeler, Chairman
Federal Communications Commission
445 12th Street SW
Washington, DC 20554

RE: MB Docket No. 14-57

Dear Chairman Wheeler:

With regard to the acquisition by Comcast of Time Warner Cable, please be advised that the Southern New Jersey Development Council (SNJDC) is in support of this action.

Comcast has been a key partner in promoting economic development through its business service offerings. In addition to providing broadband service to the SNJDC, Comcast has provided our members with access to excellent business services throughout our territory, including rural communities that do not see the same level of infrastructure investment from other providers. Comcast’s Ethernet service also provides high speed connections of up to 10 GBS, which helps our members compete locally and globally.

Comcast's investment of billions of dollars - just in New Jersey alone - speaks to its commitment to providing a broadband infrastructure that can be a catalyst for innovation and growth in our region. I believe that, by acquiring Time Warner Cable, Comcast will become an even stronger competitor, providing better value for the SNJDC’s member companies. I am also confident that if Comcast is permitted to expand into the current Time Warner Cable territories, those regions will enjoy the same economic boost that our region has enjoyed, strengthening the nation’s economy as a whole.

The Southern New Jersey Development Council (SNJDC) represents organizations across 30 broad business sectors, who share the goal of stimulating economic growth in the region by uniting policymakers, communities, and business leaders, and generally creating a better economic environment in the region. On behalf of the members of SNJDC, I urge you to promptly approve Comcast’s plan to acquire Time Warner Cable.

Thank you for taking the time to consider my experience working with Comcast.

Sincerely,

/s/ Marlene Z. Asselta
Marlene Z. Asselta, President

September 23, 201 4

Chairman Tom Wheeler
Commissioner Mignon Clyburn
Commissioner Jessica Rosenworcel
Commissioner Ajit Pai
Commissioner Michael O’Rielly
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

RE: MB Docket No. 14-57

Dear Chairman and Commissioners:

On behalf of the Montgomery County (PA) Chamber of Commerce, I write to express support for the proposed merger of Comcast and Time Warner Cable. Our Chamber is one of the strongest, most active business advocacy agencies in the suburban Philadelphia area, with more than 900 members ranging from small, single-location enterprises to the local offices of regional and national firms. Strong, competitive business service options are important to the business community, and we hope that the Commission keeps business service needs in mind as it considers the proposed transaction.

The Chamber traces its history back more than 100 years, and throughout that time we have worked to improve Montgomery County communities by ensuring that the business environment is attractive and supportive. In today’s world, that obviously requires cutting-edge communications services that can easily scale up as a business grows. Fast and reliable connectivity is more critical than ever, when both the customers and employees of a business want and need the option to connect remotely, telecommute, and shop for goods and services online.

The Chamber itself has been a Comcast customer for high-speed data services for nearly a decade, and we are very happy with its services. Indeed, from the perspective of our members, it has been very encouraging to see Comcast vie for customers in the market for business communications services. We firmly believe in the power of competitive markets to drive value for consumers, including business users, and also believe that the proposed merger will enhance Comcast’s ability to offer competitive Internet, digital voice, Ethernet and other communications services, especially for our members needing to connect multiple locations regionally or nationally.

Expansion of Comcast’s business services to more communities through its combination with Time Warner Cable, along with the expansion of community development programs like Comcast’s Internet Essentials program, would bring significant benefits for businesses in many areas of the country. For these reasons, we urge the Commission to approve the Comcast/Time Warner Cable transaction.

Sincerely.

/s/ Kathleen Brandon
Kathleen Brandon
President & CEO

September 23, 2014

Tom Wheeler
Chairman
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

Dear Chairman Wheeler:

On behalf of the Fredericksburg Regional Chamber of Commerce, I write to endorse Comcast as a provider of business communications services – and, because of the importance of greater competitive choices for business customers, to urge the Commission to approve the company’s proposed acquisition of Time Warner Cable.

The Fredericksburg Regional Chamber serves a diverse mix of small and large businesses in the City of Fredericksburg, Stafford County, Spotsylvania County, Caroline County and King George County, which collectively constitute one of the fastest growing regions in Virginia and in the nation.

The Chamber supports a number of regional development initiatives, such as defense, tourism, transportation, education, workforce development, and technology. The businesses involved in these activities need options for cutting-edge broadband services, and we are delighted that Comcast’s infrastructure upgrades in recent years has allowed it to become a very competitive choice for business services.

Broadband is part of the Chamber’s legislative objectives for education, economic development and the expansion of our technology business base. Having strong competitors in the market spurs improved offerings and drives competitive pricing as well. In short, market forces work to improve service choices, and we are pleased that Comcast is now among the mix for many of our members – and also helping to spur greater broadband use and deployment overall.

We believe that businesses in current Time Warner Cable areas would benefit from having Comcast Business among their communication service options as well. For that reason, we support the proposed transaction.

Sincerely,

/s/ Susan V. Garnett Spears
Susan V. Garnett Spears
President & CEO

Tom Wheeler, Chairman
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554
RE: MB Docket No. 14-57

September 19, 2014

Dear Chairman Wheeler:

At ChatterBlast, we help businesses develop and implement online digital strategies that promote their brands effectively through social media. Our clients include financial services institutions, healthcare companies, utilities, and other commercial enterprises, as well as cultural, government, and educational institutions and non-profits, operating on the local, regional, and national levels. In short, our job is to combine storytelling and social technology in the manner most likely to advance our clients’ goals.

The Comcast-Time Warner Cable deal will let us do that job better.

Because our business is to leverage the online world, we depend on having robust, reliant broadband capability. In recent years, Comcast has expanded and enhanced its business-oriented services and has offered us cutting-edge broadband service, more value, and greater choice to business customers like ChatterBlast. This transaction will give Comcast the size and scale needed to compete even more vigorously, giving all businesses greater choice in their broadband services. And once the deal is done, businesses in Time Warner Cable’s service area will be able to benefit from Comcast’s exceptional business services as well.

In the early days of social media, Comcast was (and continues to be) a leader in social media customer service. We regularly use their @ComcastCares program as a case study for our clients. We keep a close eye on social media, and it has been an active forum for debate about this transaction. We are familiar with many of the arguments, for and against. While the discussion covers a lot of ground, we have not seen much attention paid to the benefits for the business service customers. The FCC should not overlook that by focusing only on residential services. Our business is built on broadband. We employ professionals young and old in several markets across the country. If this deal goes through, Comcast’s broadband services will help us and many other small business like us to advance and continue economic growth.

Sincerely,

/s/ Evan Urbania
Evan Urbania, CEO
ChatterBlast Media LLC

Chairman Tom Wheeler
Commissioner Mignon Clyburn
Commissioner Jessica Rosenworcel
Commissioner Ajit Pai
Commissioner Michael O’Rielly

Federal Communications Commission
445 12th Street, SW
Washington, DC 20554
RE: MB Docket No. 14-57

September 22, 2014

Dear Chairman and Commissioners:

I am the founder of ConnectFood, which my colleagues and I describe as “a Farm-to-Fork knowledge exchange platform and learning destination where a community of food specialists, regulators, and consumers can hold ‘truthful exchanges’ to deal with today’s issues and tomorrow’s concerns.” As an online community and business, we require consistency and broadband reliability - not just for us, but also for the hundreds of small and medium-sized food industry companies that the ConnectFood platform helps to start, run, grow, and safely produce new food products.

In an era when commerce and innovation are being driven by access to information and technology, companies that are investing in the infrastructure to help digital entrepreneurs like me grow our businesses should be celebrated and supported. Without continued (if not accelerated) investment in the networks that carry the internet traffic that is lifeblood of digital entrepreneurialism, the growth and reach of companies like ConnectFood will be inhibited.

Because I support investment and want my business to scale, I support the combination of Comcast and Time Warner and urge the FCC to approve the transaction. Comcast record of investment in Chicago, where I live, is impressive and from my perspective this transaction appears to position Comcast to drive further investment in broadband services that support advanced services and technology development which, in turn, further drives innovation and creates incentives for other providers to improve their own broadband services.

I have numerous friends and colleagues who rely on Comcast’ high speed Internet, reliable connections, and 24/7 support to drive their businesses. Recently, we discussed the advantages we would have as businesses if Comcast was available in cities such as Dallas, Charlotte, New York and Los Angeles. As entrepreneurs and small businesses, the ability to work to work with a proven partner to expand to these cities would be a huge advantage. While there are numerous competitors in these markets already, the combination of reliable service and support sets Comcast apart for us.

Thank you for your consideration.

Respectfully,

Matthew Botos, CEO ConnectFood

September 22, 2014

Chairman Tom Wheeler
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

RE: MB Docket No.14-57

Dear Chairman Wheeler:

Headquartered in Hanover, PA, Utz Quality Foods, Inc. is known for potato chips, pretzels, cheese curls, popcorn, party mix, and other snack foods. We produce over 1.5 million pounds of potato chips and 850,000 pounds of pretzels every week at our nine manufacturing plants across the U.S. These products are then delivered to supermarkets, convenience stores, and other retail locations from the company’s more than 55 distribution centers, primarily in the Eastern United States. As you might guess, a strong communications infrastructure is essential to our success. That Is why I am writing you today, In support of the Comcast/Time Warner Cable merger.

We started working with Comcast in April, 2013 when we realized that we needed to reassess our then-existing wide area voice and data networking infrastructure to replace our old T1 lines. Recent acquisitions of three major regional brands and distribution networks demanded a quick response and resolve. We looked to Comcast Business to connect our new regionally-dispersed employee offices, supplier locations, and distribution centers in a way that would also provide the bandwidth we needed for future growth. Comcast partnered with us at each step of the way, and helped us figure out an efficient, cost-effective approach to meet our needs.

Ultimately, we installed a 20 Mbps Ethernet Dedicated Internet (EDI) line that replaced three T1 connections at our Corporate Headquarters to provide up to four times the bandwidth for much less money than what the company was previously paying. We now can host most of our corporate applications directly from headquarters, Including programs as diverse as occupational health management and AUTOCAD software. We also added two Business Trunks, which Is saving local and long distance fees in the company’s call center.

Most recently, Comcast installed both a 6 Mbps and 10 Mbps Ethernet Private line (EPL) at our Sterling and Fitchburg, Massachusetts, facilities. As strategic locations for the company, these two facilities ship product directly to Utz’s various New England distribution centers.

Comcast’s proposed merger with Time Warner Cable will benefit our company and others like ours In a number of ways. First, it will allow us to streamline our communications. Currently, our facilities are spread across both Comcast and Time Warner Cable territories. By allowing these two companies to combine, the FCC would enable our various properties to enjoy a better and more seamless broadband experience.

Second, with an expanded footprint, more companies would be able to take advantage of the excellent suite of offerings by Comcast Business. Their wide range of scalable and high-speed services are ideal for rapidly-growing businesses like ours, that need to adapt to ever-changing demands from both their employees and customers.

Finally, a combined Comcast/Time Warner Cable will be a stronger competitor in the business services market. Their wide range of scalable, highspeed services, combined with reliable connectivity and dedicated customer support, will drive competitors to improve their products and lower their prices. Such competition is a benefit to companies and the economy as a whole.

As you review the proposed merger, please consider the benefits to business customers that it will produce.

/s/ J. Ed Smith
J. Ed Smith
Chief Information Director
Utz Quality Foods, Inc.

September 22, 2014

Tom Wheeler, Chairman
Federal Communications Commission
445 12th St., SW
Washington DC 20554

RE: MB Docket No. 14-57

Dear Chairman Wheeler:

As President and CEO of the California Hotel & Lodging Association, I urge the FCC to approve the company's transaction with Time Warner Cable. Established In 1893 and now servicing 1,047 member hotels, motels, and lodging establishments, CH&LA is recognized as one of the most influential state lodging associations in the United States. Our mission is to protect the rights and interests of owners and operators and be their indispensable business resource.

Our association Is a happy Comcast Business customer. We rely on Comcast's dependable, highspeed Business Internet service to run our business efficiently.  Our members also need fast, reliable Internet connections, as consumers increasingly base decisions on where to stay on the quality of Internet connectivity and Wi-Fi service. Furthermore, as reservation and back end hotel software systems grow more sophisticated, hoteliers require higher bandwidth to support these new systems.

Comcast's investment in its business services network underscores its commitment to compete vigorously in the marketplace, enhancing the value to enterprises like our members. The proposed transaction with Time Warner Cable will allow Comcast to become an even more nimble and cost-efficient competitor in the enterprise market - offering its services to a larger footprint. This will give more of our members the opportunity to take advantage of Comcast's robust service.

For these reasons, I add my voice to those businesses that support the proposed deal, which stands to leverage high-speed Internet enterprise service to create economic growth in more parts of California and for many of our members.

Sincerely,

/s/ Lynn Mohrfeld
Lynn Mohrfeld
President & CEO

Tom Wheeler
Chairman
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

RE: MB Docket No. 14-57

Dear Chairman Wheeler:

I am also a local access producer and my show “Grace Bible Center,” which is telecasted throughout my community on Comcast public access Channel 19.

While I am blessed to lead a strong congregation each Sunday, “Grace Bible Center” makes it possible for hundreds, if not thousands, more tune in from the comfort of their home.

Programming like mine simply would not be available without the presence of a cable operator such as Comcast in our community. Comcast understands the value that our community places on local programming and works with us to find the right balance.

Please accept this letter in support of the Comcast and Time Warner Cable transaction. I believe the merger will bring a cable operator with a strong record of working with public access programming to Time Warner markets. Thank you for considering my perspective.

/s/ Lewis Simmons
Lewis Simmons
Grace Bible Center

September 22, 2014

Tom Wheeler
Chairman
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

RE: MB Docket No. 14-57

Dear Chairman Wheeler:

As an independent agent for American Family Insurance, I depend on being able to buy top-quality telephone and Internet services at competitive prices in order to run my business.

Located in the small town of Oak Grove, I have been very happy with Comcast’s ability to serve my small business’s needs. I have even referred other business owners to Comcast. In the time I have been a Comcast business customer, I have experienced at least three service upgrades, in which Comcast increased my Internet speeds without increasing prices. Even though I’m located in small-town Missouri, I can buy service from Comcast that is the same as the service that is available in big cities.

Like most small businesses, I depend on my phone lines and Internet connections to serve my existing customers and get new ones. I have been impressed with Comcast’s commitment to serving the needs of small business customers.
The FCC should take this into consideration as it reviews Comcast’s application to merge with Time Warner Cable.

Sincerely:

/s/ Russell Douthitt
Russell Douthitt

Tom Wheeler
Chairman
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

RE: MB Docket No. 14-57

September 22, 2014

Dear Chairman Wheeler:

As the President of the Delaware State Chamber of Commerce, I am writing to you in support of Comcast's proposed merger with Time Warner Cable. The mission of the Chamber is to promote an economic climate that strengthens the competitiveness of Delaware businesses and benefits citizens of the state. The Chamber's programs nurture growth of the state's businesses. Comcast, through the business services it provides, does the same.

Comcast has long been on the leading edge of technology, offering continually faster Internet speeds, WiFi hotspots, and a range of products for small to mid-size businesses that will keep them competitive and growing. In today's marketplace, having access to such tools can make the difference between a company's failure and its success.

A Comcast-Time Warner Cable merger would bring significant benefits to Delaware's business community. By expanding Comcast's presence into other markets, including key markets like New York, our regional businesses will be able to better integrate their communications services across regions. A combined Comcast/TWC would also spark competition and challenge competitors in the market by providing high quality business services. Healthy competition drives down prices, spurs innovation, and energizes the economy of our state and that of the nation.

This transaction would benefit Delaware in other ways, as well. Comcast itself has a strong business presence in our state, with nearly 1,300 employees, and over the last year has invested over $100 million in Delaware on capital expenditures, taxes and fees, employee investment and community investment. A stronger Comcast is good for everyone in our state.

In this docket, much of the discussion has centered on access to residential broadband. But the FCC must also consider the beneficial effects this merger will have on competition in the business market, which is extremely important for leveraging broadband to create growth, jobs and prosperity for Americans. We believe that if this deal is approved, Comcast's broadband services will strengthen the backbone of the business community and be a benefit to residential and business customers alike. As such, we hope your approve this transaction.

Regards,

/s/ A. Richard Heffron
A. Richard Heffron

September 23, 2014

Mr. Tom Wheeler, Chairman
Federal Communication Commission
445 12th Street, SW
Washington, DC 20554

RE: MB Docket No. 14-57

Dear Chairman Wheeler:

As Chairman of the Prince William Chamber of Commerce, I am writing to convey the Chamber's support for Comcast's proposed transaction with Time Warner Cable. As the largest Chamber in the Washington, D.C. metropolitan area, our mission is to provide a competitive advantage for our members by helping to grow the economy, advocating for pro-business public policies, and delivering innovative programs and service. We believe that Comcast's mission is aligned with our own.

The Chamber represents a very diverse group of businesses that employ nearly 70,000 individuals. These businesses span across multiple industries, from bakeries to bioscience organizations. Yet despite their differences, all of our members recognize that a primary key to a successful business in today's market is access to fast, reliable broadband service.

As a Comcast customer since 2010, the Chamber has first-hand experience with the first-rate internet service Comcast provides. Many of our members also use Comcast's business services, and those with multiple locations appreciate Comcast's secure, multi-point connectivity over its fiber-optic network. While there are other competitors in the market, the proposed merger with Time Warner Cable will give Comcast additional strength to compete in the business services market. In addition, the larger footprint that the proposed merger will afford the combined company will allow companies with operations that span across both Comcast and Time Warner territories to enjoy the increased efficiencies inherent in a more integrated broadband service.

As it reviews the proposed transaction, the FCC should consider the benefits it will bring to business customers. More businesses across America would have access to Comcast's fine product lines; and Comcast would become a stronger competitor in the broadband business market. Accordingly. We encourage the Commission to approve this proposed transaction.

Sincerely,

/s/ Debbie Bennett
Debbie Bennett
Chairman of the Board

September 11, 2014

Chairman Tom Wheeler
Commissioner Mignon Clyburn
Commissioner Jessica Rosenworcel
Commissioner Ajit Pai
Commissioner Michael O’Rielly
Federal Communications Commission
445 12th Street SW
Washington, D.C. 20554

RE: MB DOCKET NO 14-57

Dear Chairman and Commissioners:

The Japanese American Citizens League (JACL) is pleased to offer comments on the proposed transaction between Comcast and Time Warner Cable (TWC). The JACL is the oldest and largest Asian American civil rights organization in the United States. With members in 103 chapters in 26 states, JACL is a national organization whose ongoing mission is to secure and maintain the civil rights of Japanese Americans and all others who are victimized by injustice and bigotry. The leaders and members of the JACL also work to promote cultural, educational and social values and preserve the heritage and legacy of the Japanese American community. We have partnered with Comcast to promote diversity and inclusion both in the classroom and the workplace.

JACL has worked with Comcast to promote its broadband adoption program, Internet Essentials, and make sure that Asian American immigrants and others are aware of the great opportunities available to them through Comcast. Internet Essentials has broken down major barriers for minority communities, including the Asian American community, and has helped pave the way toward equality in both the classroom and the office. For many immigrants, becoming digitally literate is the only way to find employment and become self-sufficient.

JACL supports the expansion of Internet Essentials into TWC markets to help bridge the digital divide for low-income Asian Pacific Islander American (APIA) families with children that qualify for reduced or free lunch.

Comcast has also taken important steps to increase diversity and inclusion for Asian Americans and others in the television and film industry. The Memorandum of Understanding that Comcast and NBCUniversal signed in 2010 opened the door of access to media participation for Asian Americans. It has increased the inclusion of Asian Americans in media and within both corporations in five key areas: corporate governance, employment/workforce recruitment & retention, procurement, programming, and philanthropy and community investments. Comcast/NBCU launched an online news specifically delivering news and comment from an Asian Pacific Islander American perspective.

JACL supports similar efforts in TWC markets to create a diverse program platform that includes Asian Americans and APIA content in the industry.

Comcast launched a $20 million Catalyst Fund designed to create opportunities for minority entrepreneurs through seed funding and start-up training programs. Several APIA start-ups received funding. Comcast increased its business with APIA-owned businesses by 114% from 2010 to 2013. Currently 8% of the directors and above are APIA and 5% of the VPS and above are APIA.

JACL supports the growth of AAPI suppliers and APIA businesses in TWC markets, and the placement of APIA management in TWC markets.

Thank you for this opportunity to offer comments on the proposed transaction.

Sincerely,

/s/ Priscilla Ouchida
Priscilla Ouchida
Executive Director

Tom Wheeler
Chairman
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

Re: MB Docket No. 14-57

Dear Chairman Wheeler,

C-NET has broadcast locally focused programs to State College and the Centre County, Pennsylvania area for over 25 years. Comcast has partnered with us since just 2006, but has enabled the transformation of our channel.

Public, Educational and Government access television gives local governments, school districts, community groups and leaders the ability to reach their neighbors inside the home. A wide array of 14 government, educational and community organizations sponsor C-NET programming. These organizations range from school districts and large universities to municipal governments and libraries. Comcast's technical support provides a reliable foundation from which this coalition can broadcast.

Several years ago, Comcast upgraded its formerly analog systems and they did not hesitate to upgrade our channel with the rest. C-NET's channel was upgraded with the rest of their cutting-edge network so that our channel is carried with top-tier fiber-optic cables. As viewers increasingly consume media on-demand, our channel will be able to keep up with their shifting preferences. The all-digital network enables us to offer our programming through Comcast's Video On Demand. I am also excited by Comcast's ongoing pilot programs to bring PEG to the Web, which will enable C-NET to continue the vital role of access TV in our free marketplace of ideas.

C-NET appreciates the fact that Comcast understands that PEG TV connects individual viewers to important information like the proceedings of local government, school board meetings, local sports and concerts, public issues forums and the important work of local non-profits. Viewers can also tune into their neighbors and friends, who may be hosting a show in their free time. Comcast's support also enables us to cultivate a strong corps of interns and volunteers who help make C-NET tick, while providing valuable “hands on” production experience to high school and college-aged students.

Our channels represent local talent and future leadership. I support this transaction because Comcast is a leader among video providers in working with communities to make that marketplace even more vibrant.

Sincerely,

/s/ Cynthia Hahn
C-NET Executive Director

September 19, 2014

Tom Wheeler
Chairman
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

RE:           MB Docket No. 14-57

Dear Chairman Wheeler:

On behalf of Athena Global Advisors, Inc. ("AGA"), we write in support of the Comcast-Time Warner Cable transaction. As we discuss below, this deal will enable Comcast to provide more choices and better value to more business customers like us, thereby enhancing competition in the marketplace for business communications services.

By way of background, AGA handles risk mitigation and operational support that often involve anti-bribery and anti-corruption investigations, as well as due diligence exercises conducted for internal investigations, compliance reviews, audits, and reconciliations. We have offices throughout the United States, as well as in Canada and Europe, and our client base is international.

Given that our work has a global presence, high-quality broadband services that cut through regional and international boundaries are indispensable. We pride ourselves on our efficiency, a value that we cannot deliver without access to superior broadband.

These business needs lead us to support Comcast's deal with Time Warner Cable. We have experience with a range of industries, including communications, technology, oil and gas, health care, and transportation, and a number of large national and global companies. We are keenly aware of the tremendous benefits that result from increased scale. It is quite apparent that this transaction will produce a stronger, more cost-efficient competitor, capable of greater investment and innovation with respect to all of its services. And, Comcast's increased size and footprint will allow it to provide cutting-edge broadband and other services to more businesses and businesses with a regional reach, resulting in greater competition in the business services market. For businesses like ours that are not confined to a small geographic area, a business services provider who is able to provide services across a broader footprint is critical. Such an outcome undoubtedly merits serious consideration in the FCC's review.

For these reasons, we respectfully urge the FCC to approve the Comcast-Time Warner Cable transaction.

Sincerely,

/s/Margaret Wilkinson
/s/ Casie Neitzke
Margaret Wilkinson and Casie Neitzke
Founders
Athena Global Advisors, Inc.

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Time Warner Cable Inc. (“Time Warner Cable”), Comcast has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, including Amendments No. 1, 2, 3, 4, 5 and 6 thereto, containing a joint proxy statement of Comcast and Time Warner Cable that also constitutes a prospectus of Comcast.  The registration statement was declared effective by the SEC on September 5, 2014, and Comcast and Time Warner Cable commenced mailing the definitive joint proxy statement/prospectus to shareholders of Comcast and Time Warner Cable on or about September 9, 2014.  INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100.  Copies of the documents filed with the SEC by Time Warner Cable are available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

In addition, in connection with the proposed transaction between Comcast and Charter Communications, Inc. (“Charter”), Charter will file with the SEC a registration statement on Form S-4 that will include a proxy statement of Charter that also constitutes a prospectus of Charter, and a definitive proxy statement/prospectus will be mailed to shareholders of Charter. INVESTORS AND SECURITY HOLDERS OF COMCAST AND CHARTER ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Comcast or Charter through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100. Copies of the documents filed with the SEC by Charter will be available free of charge on Charter’s website at charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955.

Shareholders of Comcast and Time Warner Cable are not being asked to vote on the proposed transaction between Comcast and Charter, and the proposed transaction between Comcast and Time Warner Cable is not contingent upon the proposed transaction between Comcast and Charter.

Comcast, Time Warner Cable, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Time Warner Cable, and Comcast, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Charter. Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 18, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 29, 2014, and its Current Report on Form 8-K, which was filed with the SEC on June 13, 2014.  Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 11, 2014, and its Current Report on Form 8-K, which was filed with the SEC on July 1, 2014.  Information about the directors and executive officers of Charter is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 21, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 27, 2014, and its Current Report on Form 8-K, which was filed with the SEC on May 9, 2014.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus of Comcast and Time Warner Cable filed with the SEC and other relevant materials to be filed with the SEC when they become available, and will also be contained in the preliminary proxy statement/prospectus of Charter when it becomes available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast and the proposed transaction between Comcast and Charter, including any statements regarding the expected timetable for completing the transactions, benefits and synergies of the transactions, future opportunities for the respective companies and products, and any other statements regarding Comcast’s, Time Warner Cable’s and Charter’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transactions; the risk that a condition to closing either of the proposed transactions may not be satisfied; the risk that a regulatory approval that may be required for either of the proposed transactions is not obtained or is obtained subject to conditions that are not anticipated; the parties’ ability to achieve the synergies and value creation contemplated by the proposed transactions; the parties’ ability to promptly, efficiently and effectively integrate acquired operations into their own operations; and the diversion of management time on transaction-related issues. Additional information concerning these and other factors can be found in Comcast’s, Time Warner Cable’s and Charter’s respective filings with the SEC, including Comcast’s, Time Warner Cable’s and Charter’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Comcast, Time Warner Cable and Charter assume no obligation to update any forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.